Planet Image International Limited

May 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Irene Barberena-Meissner and Karina Dorin

Re:	Planet Image International Limited Amendment No. 1 to Registration Statement on Form F-1 Filed April 17, 2023 File No. 333-263602

Dear Ms. Barberena-Meissner and Ms. Dorin:

Planet Image International Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 12, 2023 regarding its Amendment No. 1 to Registration Statement on Form F-1 (the “Amendment No. 1 to Registration Statement”) filed on April 17, 2023. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 2 to the Registration Statement on Form F-1 (“Amendment No. 2 to the Registration Statement”) is being filed to accompany this response letter.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. We note your revised disclosure in response to prior comment 2 and reissue the comment in part. Please clearly disclose how you will refer to your subsidiaries, including your operating subsidiaries, throughout your prospectus.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of Amendment No. 2 to the Registration Statement to clearly disclose how we refer to our subsidiaries, including our operating subsidiaries, throughout the prospectus.

2. We note your revised disclosures in response to prior comment 3. Please specifically disclose cash flows that have occurred between PRC subsidiaries and other subsidiaries.

Response: In response to the Staff’s comment, we revised our disclosure on page 8 of Amendment No. 2 to the Registration Statement under “Prospectus Summary — Cash Transfers and Dividend Distributions” to disclose the cash flows that have occurred between our Mainland PRC subsidiaries and other subsidiaries. Additionally, we included a cross-reference on the cover page of Amendment No. 2 to the Registration Statement to the revised disclosure.

3. We note your disclosure here and elsewhere in your prospectus that on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Administrative Measures,” and five supporting guidelines. As these Administrative Measures became effective on March 31, 2023, please disclose whether you and relevant parties to this transaction have complied with your obligations under the Administrative Measures. In addition, please update your risk factor disclosure on page 33 to reflect that the Administrative Measures came into effect on March 31, 2023.

Response: In response to the Staff’s comment, we disclosed on the cover page and pages 6 and 37 of Amendment No. 2 to the Registration Statement that we are currently in the process of preparing a filing report and other required materials in connection with the CSRC filing, which will be submitted to the CSRC in due course and that we expect to submit any additional materials as subsequently requested by and/or respond to questions from the CSRC on a timely basis as they occur, and expect to obtain CSRC approval prior to our proposed initial public offering and listing on the Nasdaq Stock Market.

Additionally, we updated our risk factor disclosure on page 36 of Amendment No. 2 to the Registration Statement to reflect that the Administrative Measures came into effect on March 31, 2023.

Prospectus Summary, page 3

4. Consistent with your disclosure on page 6, please revise your prospectus cover page to disclose that your auditor is headquartered in Sugar Land, Texas, and has been inspected by the PCAOB on a regular basis with the last inspection in September 2022.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of Amendment No. 2 to the Registration Statement to disclose that our auditor is headquartered in Sugar Land, Texas, and has been inspected by the PCAOB on a regular basis with the last inspection in September 2022.

Prospectus Summary, page 5

5. We note your revised disclosure in response to prior comment 5 that you believe that each of your PRC subsidiaries has all requisite permissions or approvals to conduct its business in the manner presently conducted and described in the prospectus, and that other than the licenses and approvals disclosed in the prospectus that your PRC subsidiaries have obtained for a domestic company in China to engage in the similar businesses, as of the date of the prospectus, neither you nor any of your PRC subsidiaries is required to obtain any permission from any PRC authorities, including, but not limited to, the Cyberspace Administration of China, to conduct its operations. Please expand to clarify whether your Hong Kong subsidiaries have all permissions or approvals required to obtained from Chinese authorities to operate your business and to offer the securities being registered to foreign investors.

Response: In response to the Staff’s comment, we revised our disclosure on pages 6 and 7 of Amendment No. 2 to the Registration Statement to disclose that the operation of our Hong Kong subsidiaries does not require any permission or approval from the Chinese authorities, and that other than the filing requirement under the Administrative Measures as discussed on page 6 of Amendment No. 2 to the Registration Statement, we, our Mainland PRC subsidiaries, and Hong Kong subsidiaries are not required to obtain any permission or approval from the Chinese authorities under current PRC laws and regulations for the offering of securities being registered to foreign investors.

Cash Transfer and Dividend Distributions, page 6

6. We note your revised disclosure in response to prior comment 6 cross references the risk factor titled “PRC regulations of loans and direct investment by offshores holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” for a discussion of the restrictions and limitations on your ability to distribute earning to your Cayman Islands holding company and the investors. However, we are not able to find a discussion of such restrictions and limitations in such risk factor and reissue the comment in part. Please discuss here the restrictions and limitations on your ability to distribute earnings from the company, including your PRC and non-PRC subsidiaries, to the parent company and U.S. investors. We also note you disclose that subject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among your Cayman Islands holding company and your subsidiaries. Please describe these contractual, legal and regulatory restrictions. Lastly, we note you disclose that cash transfers from your Cayman Islands holding company are subject to applicable PRC laws and regulations on loans and direct investment. Please describe these applicable PRC laws and regulations.

Response:

In response to the Staff’s comment, we removed the reference that the risk factor titled “PRC regulations of loans and direct investment by offshores holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” contained a discussion of the restrictions and limitations on our ability to distribute earning to our Cayman Islands holding company and the investors. Instead, we included a discussion on pages 8 through 11 of Amendment No. 2 to the Registration Statement regarding the restrictions and limitations on our ability to distribute earnings from the company, including our PRC and non-PRC subsidiaries, to the parent company and U.S. investors.

We respectfully advise the Staff that as of the date of this letter, other than Mainland China, the Company’s operating subsidiaries formed in Hong Kong, the State of California and Netherlands contribute the vast majority of our revenues in the reporting periods of fiscal years ended December 31, 2021 and 2022. We revised our disclosure on pages 10 and 11 of Amendment No. 2 to the Registration Statement to include a discussion of the restrictions and limitations on the ability of subsidiaries formed in these jurisdictions to distribute earnings to the parent company and U.S. investors.

We revised our disclosure to note that other than the restrictions and limitations discussed under “Prospectus Summary—Cash Transfer and Dividend Distributions,” there are no legal or regulatory restrictions on the transferability of cash and capital contributions among our Cayman Islands holding company and our subsidiaries. We respectfully advise the Staff that there are no contractual restrictions restraining the transferability of cash and capital contributions among our Cayman Islands holding company and our subsidiaries and we removed such disclosure in Amendment No. 2 to the Registration Statement.

We also included descriptions of applicable PRC laws and regulations on loans and direct investment on pages 9 and 10 of Amendment No. 2 to the Registration Statement.

Dilution, page 55

7. We note your table illustrating how the net tangible asset per share is determined. Please address the following:

●	Explain why the consolidated assets and liabilities included in the numerator are not consistent with the corresponding numbers on the balance sheet, on page F-3.
●	Tell us the nature of the intangible asset in the amount of $2,632,149 and the corresponding line item(s) on the balance sheet.
●	We note your disclosure in Capitalization, page 54 that all of your redeemable ordinary shares will be automatically converted into 14,104,236 Class A ordinary shares prior to completion of this offering. If so, tell us the basis for deducting mezzanine equity amount of $14,104,236 in the numerator and how you derived 26,315,800 of class A ordinary shares in the denominator. In addition, disclose here the conversion price of the redeemable ordinary shares and the number of Class A ordinary shares issuable upon automatic conversion of redeemable shares.

Response:

●	Explain why the consolidated assets and liabilities included in the numerator are not consistent with the corresponding numbers on the balance sheet, on page F-3.

In response to the Staff’s comment, the Company revised the consolidated assets and liabilities included in the numerator in Amendment No. 2 to the Registration Statement on page 61 to keep consistent with the corresponding numbers on the balance sheet in accordance with the Staff’s instructions.

●	Tell us the nature of the intangible asset in the amount of $2,632,149 and the corresponding line item(s) on the balance sheet.

The Company respectfully advise the Staff that the intangible asset of $2,632,149 is a land use right included in the property, plant and equipment, net on the balance sheet as of December 31, 2022, with a gross amount of $3,555,468 and an accumulated amortization of $923,319.

●	We note your disclosure in Capitalization, page 54 that all of your redeemable ordinary shares will be automatically converted into 14,104,236 Class A ordinary shares prior to completion of this offering. If so, tell us the basis for deducting mezzanine equity amount of $14,104,236 in the numerator and how you derived 26,315,800 of class A ordinary shares in the denominator. In addition, disclose here the conversion price of the redeemable ordinary shares and the number of Class A ordinary shares issuable upon automatic conversion of redeemable shares.

In response to the Staff’s comments, the Company revised the disclosure in Amendment No. 2 to the Registration Statement on pages 60 and 61 in accordance with the Staff’s instructions. The number of redeemable ordinary shares should be 10,526,300 shares, which were issued and outstanding, at conversion price of approximately $1.34 per share. It is assessed by the Company that the ordinary shares are not currently redeemable, and it is not probable that the ordinary shares will become redeemable, no adjustment was made to the principal amount of the mezzanine equity of $14,104,236. 26,315,800 Class A ordinary shares derived from 10,526,300 redeemable ordinary shares issued and outstanding included in mezzanine equity, and 15,789,500 Class A ordinary shares issued and outstanding included in permanent equity.

Industry Overview, page 74

8. We note industry and market data here and elsewhere has been updated. Please clarify whether the CIC Report referenced on page 72 has been updated. Please also provide an updated consent from CIC.

Response: In response to the Staff’s comment, we updated the reference of the CIC Report on page 80 of Amendment No. 2 to the Registration Statement and filed an updated consent from CIC as Exhibit 99.3.

Legal proceedings, page 108

9. We note your disclosure regarding the complaint filed by ML Products on November 12, 2021 with the United States District Court for the Central District of California against Aster US, a subsidiary of the Company, and five other defendants. Please update your disclosure regarding the status of this litigation.

Response: In response to the Staff’s comment, we revised our disclosure on page 114 of Amendment No. 2 to the Registration Statement to include updates regarding the status of this litigation.

Principal Shareholders, page 132

10. Please revise your beneficial ownership table to include Mr. Quanmao Zhou, your chief financial officer.

Response: In response to the Staff’s comment, we revised our beneficial ownership table on page 139 of Amendment No. 2 to the Registration Statement to include Mr. Quanmao Zhou, our chief financial officer.

Financial Statements

Notes to Consolidated Financial Statements

11. Mezzanine Equity, page F-24

11. We note your disclosure on page 54 indicate automatic conversion of all of redeemable ordinary shares into 14,104,236 Class A ordinary shares immediately prior to the completion of this offering. Please expand to describe any provisions and features in your governing documents related to the automatic conversion of your redeemable ordinary shares into shares of your Class A common stock, describe circumstances or events in which the conversion of redeemable shares is mandatory or optional, conversion price and explain how the number of Class A ordinary shares is determined upon conversion of the redeemable shares.

Response: In response to the Staff’s comments, the Company revised the disclosure in Amendment No. 2 to the Registration Statement on pages 60 and F-24.

The number of redeemable ordinary shares to be reclassified to permanent equity should be 10,526,300 shares. The Company has issued 10,526,300 Class A ordinary shares to the investor, which are subject to redemption outside of the Company’s control and were classified as redeemable ordinary shares in mezzanine equity. The Company assessed the contingencies of the redemption event outside the Company’s control would be resolved with the successful initial public offering and should reclassify the mezzanine equity as permanent equity. The number of reclassified Class A ordinary shares is the same as redeemable ordinary shares of 10,526,300.

General

12. Please clarify whether the references to “PRC subsidiaries” throughout your prospectus include or exclude your Hong Kong subsidiaries. If such references are intended to exclude your Hong Kong subsidiaries, please revise your disclosure throughout to clarify that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong. For instance, clarify that the PRC government has significant authority to intervene or influence your Hong Kong subsidiaries at any time, which could result in a material adverse change to your business, prospects, financial condition, and results of operations, and the value of your securities. In addition, discuss any commensurate laws and regulations in Hong Kong, where applicable throughout the prospectus, and the risks and consequences to you associated with those laws and regulations.

Response:

In response to the Staff’s comment, we included a definition of Mainland China and Mainland PRC under “Prospectus Summary – Conventions that Apply to this Prospectus” and updated throughout Amendment No. 2 to the Registration Statement to revise the original references from “PRC subsidiaries” to “Mainland PRC subsidiaries” where Hong Kong subsidiaries are intended to be excluded.

We also revised our disclosure throughout Amendment No. 2 to the Registration Statement, including on the cover page, page 7 under the section of prospectus summary, and on page 45 under the section of risk factors, to clarify that the legal and operational risks associated with operating in China also apply to our operations in Hong Kong, including the disclosure that the PRC government has significant authority to intervene or influence our Hong Kong subsidiaries at any time, which could result in a material adverse change to our business, prospects, financial condition, and results of operations, and the value of our securities.

In response to the Staff’s comment, we updated our disclosure on pages 45 to 46 of Amendment No. 2 to the Registration Statement to discuss the commensurate laws and regulations in Hong Kong and the risks and consequences to us associated with those laws and regulations.

13. We note you disclose that your operating subsidiaries’ European customers are from a large number of different countries, including Russia. To the extent material, please describe the direct or indirect impact of Russia’s invasion of Ukraine on your business and disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from, Russia’s invasion of Ukraine.

Response: In response to the Staff’s comment, we revised the disclosure in Amendment No. 2 to the Registration Statement on pages 33, 34 and 69 in accordance with the Staff’s instructions.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Shaofang Weng
Shaofang Weng
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC